Filed by USA Interactive
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934

                                                  Subject Company: Expedia, Inc.
                                                   Commission File No.:000-27429


PERSPECTIVE ON EXPEDIA TRANSACTION                                        [LOGO]

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                                TABLE OF CONTENTS

                                                                           PAGE

         TRANSACTION SUMMARY                                                2
         EXPEDIA FINANCIAL SUMMARY                                          3
         USA PRO FORMA METRICS AND MULTIPLES                                4
         USA PRO FORMA NET CASH POSITION                                    5
         STRATEGIC RATIONALE                                                6
         TRAVEL IS THE SINGLE LARGEST INTERACTIVE COMMERCE VERTICAL         7
         ONLINE TRAVEL MIGRATION                                            8
         EXPEDIA IS THE LEADER IN ONLINE TRAVEL                             9
         EXPEDIA SHOULD CONTINUE TO GENERATE SUBSTANTIAL CASH FLOW         10
         USA IS UNDERVALUED RELATIVE TO ITS PEERS                          11
         USA VS. EBAY                                                      12
         SIMPLIFYING USA'S STRUCTURE                                       13
         IMPROVING ACCESS TO CASH FLOW                                     14
         PRO FORMA USA TRAVEL CONCENTRATION                                15
         NOTES ON FORWARD-LOOKING STATEMENTS                               16


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In connection with the proposed transaction, USA Interactive and Expedia will file a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Pro forma information contained in the following materials may be changed in the proxy and information statement/prospectus. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus (when it is available) and other documents containing information about USA Interactive and Expedia, without charge, at the SEC's web site at HTTP://WWW.SEC.GOV. Free copies of USA Interactive's filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia's filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.
PARTICIPANTS IN SOLICITATION
USA Interactive, Expedia and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from the companies' stockholders in connection with the proposed merger. Information concerning USA Interactive's participants in the solicitation is set forth in USA Interactive's proxy statement for its annual meeting of stockholders, filed with the SEC on April 30, 2002. Information concerning Expedia's participants in the solicitation is set forth in Expedia's proxy statement for its annual meeting of stockholders, filed with the SEC on April 30 2002.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.

TRANSACTION SUMMARY                                                       [LOGO]
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($ AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                         CURRENT EXPEDIA CAPITALIZATION
         Current Expedia Share Price (3/18/03)                           $38.90
         Fully Diluted Expedia Shares Outstanding(a)                        132
         USA Current Fully Diluted Ownership of Expedia(a)                  54%
         Minority Current Fully Diluted Ownership of Expedia(a)             46%

                       USA STOCK OFFER FOR EXPEDIA SHARES
         Current USA Share Price (3/18/03)                               $26.49
         Exchange Ratio                                                 1.93875
         Implied Offer Price per Expedia Share                           $51.36

                                PREMIUM ANALYSIS
         CURRENT TRADING RATIO (3/18/03)                                1.46848
         OFFER EXCHANGE RATIO IMPLIED PREMIUM TO CURRENT                    32%
         OFFER EXCHANGE RATIO IMPLIED PREMIUM TO 5 DAY AVERAGE RATIO(B)     32%
         OFFER EXCHANGE RATIO IMPLIED PREMIUM TO 15 DAY AVERAGE RATIO(B)    33%


                 USA PRO FORMA FULLY DILUTED SHARES OUTSTANDING
         Current USA Fully Diluted Shares Outstanding(a)(c)                 531
         USA Shares Issued for Fully Diluted Minority Interest
           of Expedia(a)                                                    125
         ----------------------------------------------------------------------
              Pro Forma USA Fully Diluted Shares Outstanding(d)             656


(a) FULLY DILUTED OWNERSHIP OF PUBLIC SUBSIDIARIES AND FULLY DILUTED USA SHARES ARE COMPUTED UNDER THE TREASURY METHOD ASSUMING THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON OPTION (VESTED AND UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS POTENTIALLY OBTAINABLE FROM THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS AND WARRANTS (WHERE APPLICABLE), ARE USED TO REPURCHASE COMMON STOCK.
(b) AVERAGE RATIOS MEASURED AS THE SIMPLE AVERAGE OF THE DAILY EXCHANGE RATIOS FOR THE SPECIFIED PERIOD (BASED ON TRADING DAYS).
(c) SHARE COUNT IS PRO FORMA FOR TICKETMASTER MERGER WHICH WAS COMPLETED ON JANUARY 17, 2003 AND USA'S PENDING ACQUISITION OF EPI ASSUMING THE EPI TRANSACTION WILL BE COMPLETED WITH 50:50 CASH AND STOCK. NOT PRO FORMA FOR USA'S PENDING ACQUISITION OF UDATE.
(d) ASSUMES LIBERTY MEDIA DOES NOT EXERCISE PREEMPTIVE RIGHT TO PURCHASE USA SECURITIES.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        2

EXPEDIA FINANCIAL SUMMARY                                                [LOGO]
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($ IN MILLIONS)





--------------------------------- --------------- -------------- ---------------

                                       2001A           2002A         2003EA
                                  --------------- -------------- ---------------
REVENUE                                 $297            $591            $845
  % GROWTH                                NA             99%             43%

EBITA(B)                                 $50            $158            $221
  % MARGIN                               17%             27%             26%
  % GROWTH                                NA            216%             40%

ADJUSTED EARNINGS(C)                     $53            $108            $155
  % MARGIN                               18%             18%             18%
  % GROWTH                                NA            103%             43%
--------------------------------- --------------- -------------- ---------------











(a)  BASED ON EXPEDIA BUDGET DATED FEBRUARY 5, 2003.
(b) EBITA IS DEFINED AS ADJUSTED NET INCOME MINUS NET INTEREST INCOME AND OTHER; AND PLUS, (1) PROVISION FOR INCOME TAXES AND (2) SHARE OF JOINT VENTURE NET LOSSES.
(c) ADJUSTED EARNINGS IS DEFINED AS NET INCOME EXCLUDING NON-CASH MARKETING EXPENSES RESULTING FROM IN-KIND MARKETING CONTRIBUTIONS BY USA INTERACTIVE, USA MERGER RELATED EXPENSES AND NON-CASH CHARGES FOR AMORTIZATION OF INTANGIBLES AND EQUITY COMPENSATION EXPENSE. EXPEDIA HAS HISTORICALLY PRESENTED "ADJUSTED EARNINGS" AND "ADJUSTED EPS" BEFORE THE TAX EFFECT OF THE ADJUSTED ITEMS. GOING FORWARD, MANAGEMENT INTENDS TO UTILIZE THE "ADJUSTED EARNINGS" AND "ADJUSTED EPS" NUMBERS AFTER AN EFFECT HAS BEEN GIVEN TO THE TAX IMPACT OF THESE ADJUSTMENTS ON THE TAX PROVISION. THE 2002 RESULTS HAVE BEEN RECOMPUTED UNDER THIS NEW "2003 METHODOLOGY" IN ORDER TO PROVIDE COMPARABILITY TO THE 2003 BUDGET.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        3

USA PRO FORMA METRICS AND MULTIPLES                                       [LOGO]
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($ AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                       PRE-DEAL       PRO FORMA      ANTICIPATED
                                                                     PERFORMANCE
                                       --------       ---------      -----------
USA Share Price (3/18/03)                $26.49          $26.49
Fully Diluted Shares Outstanding(a)         531             656(b)
                                       --------       ---------
     MARKET CAPITALIZATION              $14,055         $17,365
Less:  Net Cash and VUE Securities(c)    (3,511)         (3,770)
                                       --------       ---------
     ENTERPRISE VALUE                   $10,544         $13,595

ATTRIBUTABLE EBITA(D)
     2002PF(e)                             $334            $407 (f)
     2003E(e)                              $595            $697 (f)

ENTERPRISE VALUE / ATTRIBUTABLE EBITA
     2002PF                                31.6x           33.4x
     2003E                                 17.7x           19.5x

ADJUSTED NET INCOME(G)(H)
     2002PF(e)                             $236            $288 (f)
     2003E(e)                              $414            $485 (f)

ADJUSTED EPS(H)
     2002PF(i)                            $0.44           $0.44
     2003E(i)(j)                          $0.75           $0.72       $0.75 (k)

PRICE / ADJUSTED EPS
     2002PF                                59.6x           60.3x
     2003E                                 35.2x           36.9x



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(a) FULLY DILUTED USA SHARES ARE COMPUTED UNDER THE TREASURY METHOD ASSUMING THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON OPTION (VESTED AND UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS POTENTIALLY OBTAINABLE FROM THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS AND WARRANTS (WHERE APPLICABLE), ARE USED TO REPURCHASE COMMON STOCK. SHARE COUNT IS PRO FORMA FOR TICKETMASTER MERGER WHICH WAS COMPLETED ON JANUARY 17, 2003 AND USA'S PENDING ACQUISITION OF EPI ASSUMING THE EPI TRANSACTION WILL BE COMPLETED WITH 50:50 CASH AND STOCK. NOT PRO FORMA FOR USA'S PENDING ACQUISITION OF UDATE.
(b) ASSUMES LIBERTY MEDIA DOES NOT EXERCISE PREEMPTIVE RIGHT TO PURCHASE USA SECURITIES.
(c) PRE-DEAL AMOUNTS REPRESENT ATTRIBUTABLE CASH. PRO FORMA CASH REPRESENTS FULLY CONSOLIDATED CASH BALANCE OF EXPEDIA. SEE PAGE 5 FOR DETAIL.
(d) EBITA IS DEFINED AS OPERATING INCOME PLUS (1) AMORTIZATION OF NON-CASH DISTRIBUTION AND MARKETING EXPENSE, (2) AMORTIZATION OF NON-CASH COMPENSATION EXPENSE, (3) AMORTIZATION OF OTHER INTANGIBLES (AND GOODWILL IN 2001), AND (4) DISENGAGEMENT RELATED PAYMENTS TO CABLE OPERATORS AND MARKETING EXPENSES RELATED TO THE TRANSFER OF HSN'S DISTRIBUTION TO CABLE (WHICH HAS BEEN ACCOMPLISHED). EXCLUDES NON-RECURRING ITEMS. ATTRIBUTABLE EBITA IS DEFINED AS EBITA, LESS THE PERCENTAGE OF EBITA ATTRIBUTABLE TO MINORITY SHAREHOLDERS OF USA'S PUBLIC AND OTHER NON-WHOLLY OWNED SUBSIDIARIES.
(e)  BASED ON USA BUDGET RELEASED ON FEBRUARY 6, 2003.
(f)  ASSUMES NO SYNERGIES OR COST SAVINGS FROM THE TRANSACTION.
(g) ADJUSTED NET INCOME IS DEFINED AS NET INCOME AVAILABLE TO COMMON SHAREHOLDERS PLUS: (1) AMORTIZATION OF NON-CASH DISTRIBUTION AND MARKETING EXPENSE, (2) AMORTIZATION OF NON-CASH COMPENSATION, (3) AMORTIZATION OF OTHER INTANGIBLES (AND GOODWILL IN 2001), NET OF RELATED TAX AND MINORITY INTEREST EXPENSE AND (4) EQUITY INCOME FROM USA'S 5.44% COMMON INTEREST IN VUE. EXCLUDES NON-RECURRING ITEMS. ALL AMOUNTS ARE PRESENTED ON A FULLY DILUTED, TREASURY METHOD BASIS EXCEPT WITH RESPECT TO RESTRICTED STOCK, ALL OF WHICH IS TREATED AS OUTSTANDING FOR PURPOSES OF ADJUSTED EPS.
(h) USA EXPECTS TO INCUR SIGNIFICANT NON-CASH CHARGES AS A RESULT OF THIS TRANSACTION FROM (1) AMORTIZATION OF INTANGIBLES THAT WILL BE CREATED AS A RESULT OF PURCHASE PRICE ALLOCATION AND (2) AMORTIZATION OF NON-CASH COMPENSATION RELATED TO THE ASSUMPTION BY USA OF EXISTING UNVESTED EXPEDIA EMPLOYEE OPTIONS, WARRANTS AND RESTRICTED STOCK. USA IS NOT IN A POSITION TO ESTIMATE THESE COSTS, WHICH WILL BE AFFECTED BY A NUMBER OF FACTORS INCLUDING VALUATION ANALYSES, STOCK PRICE VOLATILITY AND OTHER FACTORS. THESE CHARGES WILL NOT AFFECT ADJUSTED NET INCOME OR ADJUSTED EPS.
(i)  REFLECTS CURRENT FULLY DILUTED SHARES.
(j) IN CONNECTION WITH THE EXPEDIA TRANSACTION WHICH WAS COMPLETED IN FEBRUARY 2002, USA ISSUED $656 MILLION FACE VALUE 1.99% CONVERTIBLE PREFERRED STOCK, WHICH IS INITIALLY CONVERTIBLE AT $33.75 INTO APPROXIMATELY 19.4 MILLION SHARES. THE COMPANY ANTICIPATES THAT THE PREFERRED STOCK WILL HAVE A DILUTIVE IMPACT TO ADJUSTED EPS IN 2003, THUS 19.4 MILLION SHARES WILL BE TREATED ON AN AS CONVERTED BASIS FOR PURPOSES OF ADJUSTED EPS IN 2003.
(k) THE TRANSACTION IS EXPECTED TO BE SLIGHTLY DILUTIVE TO USA'S ADJUSTED EPS FOR 2003, HOWEVER, DUE TO EXPECTED OVER PERFORMANCE BY EXPEDIA AND USA'S OTHER BUSINESSES, USA BELIEVES THAT IT WILL MEET ITS CURRENT 2003 BUDGETED ADJUSTED EPS OF $0.75 PER SHARE BASED ON THE EXPECTATION OF A SHORT CONFLICT IN IRAQ WITHOUT ANY OTHER SIGNIFICANT GEOPOLITICAL DISRUPTIONS DURING THE YEAR.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        4

USA PRO FORMA NET CASH POSITION                                           [LOGO]
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($ IN MILLIONS)
                                                PRO FORMA AS OF 12/31/02(A)
                                             ATTRIBUTABLE(B)        CONSOLIDATED

CASH

     USA(c)(d)(e)                                 $2,681                $2,681

     Expedia(f)(g)                                   559                   559

     Hotels.com (f)(h)                               219                   323
                                           ---------------         -------------

         Total                                    $3,459                $3,562

INVESTMENTS

     Total Value of VUE Securities
       (Net of Estimated Taxes)(i)                $2,203                $2,203
                                           ---------------         -------------
TOTAL CASH & VUE SECURITIES                       $5,662                $5,765
                                           ---------------         -------------

LONG-TERM DEBT (e)                                $1,236                $1,236

1.99% CONVERTIBLE PREFERRED STOCK(j)                $656                  $656
                                           ---------------         -------------
TOTAL DEBT & PREFERRED STOCK                      $1,892                $1,892
                                           ---------------         -------------

NET CASH AND VUE SECURITIES                       $3,770                $3,873
                                           ---------------         -------------

(a)   PRO FORMA FOR FULL CONSOLIDATION OF EXPEDIA CASH.
(b) CALCULATED BASED ON USA'S TREASURY METHOD, FULLY DILUTED OWNERSHIP IN USA'S PUBLICLY-TRADED SUBSIDIARIES.
(c) REFLECTS TICKETMASTER ACQUISITION AND EXCLUDES TICKETMASTER CASH DUE TO CLIENTS.
(d) PRO FORMA FOR USA'S PENDING ACQUISITION OF EPI ASSUMING THE EPI TRANSACTION WILL BE COMPLETED WITH 50:50 CASH AND STOCK. NOT PRO FORMA FOR USA'S PENDING ACQUISITION OF UDATE
(e)   REFLECTS $750 MILLION DEBT ISSUANCE.
(f) CASH INCLUDES $149.3 MILLION IN DEFERRED MERCHANT BOOKINGS AT EXPEDIA AND $76.4 MILLION IN DEFERRED REVENUE AT HOTELS.COM.
(g)   PRO FORMA FOR COMPLETED 0.4M SHARE REPURCHASE IN Q1 2003,
(h)   PRO FORMA FOR COMPLETED 1.6M SHARE REPURCHASE IN Q1 2003.
(i) BASED ON BALANCE SHEET CARRYING VALUES. TAXES REPRESENT ESTIMATED PRESENT VALUE OF TAXES TO BE PAID UPON MATURITY OF VUE SECURITIES.
(j) THE BALANCE SHEET CARRYING VALUE OF THE CONVERTIBLE PREFERRED STOCK ISSUED IN THE EXPEDIA TRANSACTION IS BASED ON PAR VALUE, WHICH IS $0.01 PER SHARE OR APPROXIMATELY $131,000 AND IS ADJUSTED TO REFLECT THE FACE VALUE OF THE SECURITY, OR $50 PER SHARE.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        5

STRATEGIC RATIONALE                                                         LOGO
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/  / USA BELIEVES:

 / / THE ONLINE MIGRATION OF TRAVEL, ALREADY THE SINGLE LARGEST INTERACTIVE
     COMMERCE CATEGORY, REMAINS AT AN EARLY STAGE

 / / EXPEDIA'S BRAND, TECHNOLOGY AND MANAGEMENT WILL CONTINUE TO SUPPORT ITS
     CATEGORY LEADERSHIP

 / / REGARDLESS OF NEAR-TERM WORLD EVENTS, THE BUY-IN OF EXPEDIA WILL DELIVER
     SIGNIFICANT VALUE TO USA'S SHAREHOLDERS OVER TIME

 / / USA FURTHER BELIEVES THAT:

 / / IT WILL BE ABLE TO MEET ITS 2003E ADJUSTED EPS BUDGET OF $0.75 PER SHARE,
     BASED ON THE EXPECTATION OF A SHORT CONFLICT IN IRAQ WITHOUT ANY OTHER SIGNIFICANT GEOPOLITICAL DISRUPTIONS DURING THE YEAR

 / / THE FULL CONSOLIDATION OF EXPEDIA WILL SUBSTANTIALLY SIMPLIFY USA'S
     CORPORATE STRUCTURE AND REMOVE A SOURCE OF MARKET DISCOUNT

 / / THE TRANSACTION WILL GIVE USA ACCESS TO EXPEDIA'S SUBSTANTIAL FREE CASH
     FLOW

 / / EXPEDIA'S MANAGEMENT AND TECHNOLOGY WILL PROVIDE BROADER AND
     SIGNIFICANTLY INCREASED BENEFITS / LEADERSHIP TO THE WHOLE USA FAMILY AS A RESULT OF THE TRANSACTION

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        6

TRAVEL IS THE SINGLE LARGEST INTERACTIVE COMMERCE VERTICAL                  LOGO
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($ IN BILLIONS)

/ / ONLINE TRAVEL REPRESENTS APPROXIMATELY ONE-THIRD OF TOTAL ONLINE COMMERCE

                U.S. ONLINE TRANSACTION VALUE BY CATEGORY(A) (B)

                  YEAR                      ONLINE TRAVEL              ALL OTHER

                  2002                      $27.8                      $52.1
                  2003                      $37.4                      $69.9
                  2004                      $48.3                      $90.9
                  2005                      $59.8                      $117.3
                  2006                      $71.3                      $147.5

/ / EACH SUBCATEGORY WITHIN TRAVEL IS EXPECTED TO GROW AT ATTRACTIVE RATES

                           U.S. Online Retail Forecast

                                  2002     2003     2004    2005      2006  CAGR
                                  ----     ----     ----    ----      ----  ----
       Air(a)                    $16.1    $20.9    $25.7   $30.4     $34.3   21%
       Hotel(a)                   $6.8     $9.6    $13.0   $16.8     $20.8   32%
       Car(a)                     $3.7     $5.2     $7.1    $9.1     $11.3   32%
       Vacation / Cruise(a)       $1.1     $1.7     $2.5    $3.6      $4.9   45%
          Online Travel         $27.8    $37.4    $48.3   $59.8     $71.3   27%
       All Other(b)              $52.1    $69.9    $90.9  $117.3    $147.5   30%
          Total Online Retail    $79.9   $107.3   $139.2  $177.1    $218.3   29%

(a)  ONLINE TRAVEL ESTIMATES BASED ON CSFB EQUITY RESEARCH, JANUARY 21, 2003.
(b) ESTIMATES FOR ALL OTHER ONLINE COMMERCE BASED ON FORRESTER RESEARCH, OCTOBER 10, 2002. ESTIMATES DO NOT INCLUDE ONLINE FINANCIAL SERVICES AND ONLINE CONTENT.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.       7

ONLINE TRAVEL MIGRATION                                                     LOGO
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/ /  ONLINE TRAVEL HAS SIMILAR GROWTH CHARACTERISTICS TO ONLINE EVENT TICKETING

/ /  USA BELIEVES ONLINE TRAVEL MIGRATION WILL CONTINUE TO ACCELERATE OVER TIME

                            ONLINE PENETRATION(A)(B)

                EVENT TICKETING                                  TRAVEL

           Year            Online Penetration        Year     Online Penetration
           ----            ------------------        ----     ------------------
           1999                  13%                 2002              15%
           2000                  25%                 2003E             19%
           2001                  32%                 2004E             24%
           2002                  41%                 2005E             29%

(a) ONLINE TICKETING PENETRATION BASED ON ONLINE REVENUE FROM TICKETMASTER, AS REPORTED IN USA SEC FILINGS.
(b) ONLINE TRAVEL PENETRATION ESTIMATES BASED ON PHOCUSWRIGHT RESEARCH, FEBRUARY 2003.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        8

EXPEDIA IS THE LEADER IN ONLINE TRAVEL                                      LOGO
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($ IN MILLIONS)

                            GROSS BOOKINGS VOLUME(A)

                         Expedia       Travelocity   ROOM      Orbitz
       1Q00                 401          504.3        77
       2Q00                 450          610.2        78
       3Q00              467.25          649.5       100
       4Q00             475.171          696.4        88
       1Q01             673.592          833.6       132
       2Q01             801.501            879       138          100
       3Q01                 723          784.8       151        298.7
       4Q01              703.98          630.2       142       419.83
       1Q02               1,107            783       166      542.581
       2Q02               1,333            910       230
       3Q02               1,466            916       277
       4Q02                1380            888       273


(A) SOURCE: COMPANY REPORTS. ROOM FIGURE REPRESENTS GROSS SALES AS ROOM DOES NOT REPORT GROSS BOOKINGS.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange Commission on March 19, 2003.        9

EXPEDIA SHOULD CONTINUE TO GENERATE SUBSTANTIAL CASH FLOW                [LOGO]
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($ IN MILLIONS)

[ ] Assuming Expedia grows in line with online travel and margins remain constant, a hypothetical estimate for Expedia implies over $400 million in EBITA by 2006

[ ] Expedia has consistently outperformed its online travel peers

                  HYPOTHETICAL EXPEDIA FINANCIAL PERFORMANCE(A)

                   2003E                      2006 HYPOTHETICAL
                   -----                      -----

Expedia Revenue   $  845                 $   1,600 +
Expedia EBITA     $  221                 $     420 + (Represents nearly 2x
                                                     2003E EBITA.  USA believes
                                                     Expedia will continue to
                                                     outperform...)





(A) 2003 ESTIMATES BASED EXPEDIA BUDGET DATED FEBRUARY 5, 2003. THROUGH 2006, REVENUE GROWTH ASSUMED TO BE EQUAL TO THE GROWTH RATE OF ONLINE TRAVEL, AS PER CSFB EQUITY RESEARCH, JANUARY 21, 2003, AND EBITA MARGINS ASSUMED TO BE EQUAL TO 2003 EBITA MARGINS.

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                     10
As filed with the Securities and Exchange Commission on March 19, 2003.

USA IS UNDERVALUED RELATIVE TO ITS PEERS                                  [LOGO]
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($ AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                             USA

                                 PRO FORMA(A)  AMAZON(B)  EBAY(C)    YAHOO!(C)
                                ------------  ---------  -------    ---------
Share Price (3/18/03)             $26.49       $26.78     $88.08     $ 21.97
Shares Outstanding                   656          407        314         608
                                ------------  ---------  -------    ---------
  Market Capitalization          $17,365      $10,901    $27,692     $13,347
Less:  Net Cash                   (3,770)         976     (1,093)     (1,534)
                                ------------  ---------  -------    ---------
  Enterprise Value               $13,595      $11,877    $26,600     $11,813
                                ------------  ---------  -------    ---------
Attributable EBITA
------------------
     2002PF                         $407         $180       $370        $118
     2003E                          $697         $252       $573        $227
Enterprise Value/
Attributable EBITA
-------------------
     2002PF                         33.4x        65.9x      71.9x      100.2x
     2003E                          19.5x        47.2x      46.5x       52.1x
Adjusted EPS
------------
     2002PF                        $0.44        $0.17      $0.87       $0.17
     2003E                         $0.75(d)     $0.30      $1.34       $0.28
Price/Adjusted EPS
------------------
     2002PF                         60.3x       157.5x     101.2x      129.2x
     2003E                          35.3x        89.3x      65.7x       78.5x


                            COMSCORE MEDIA METRIX(E)
--------------------------------------------------------------------------------
                PROPERTY                            UNIQUE VISITORS (000S)
  ----------------------------                  --------------------------------
1        AOL Time Warner Network                                   109,158
2        MSN-Microsoft Sites                                       106,966
3        Yahoo! Sites                                              105,554
4        ebay                                                       53,488
5        Terra Lycos                                                50,037
6        Google Sites                                               49,405
7        About/Primedia                                             47,868
8        Amazon Sites                                               37,721
--------------------------------------------------------------------------------
[9       USA INTERACTIVE                                            37,556]
--------------------------------------------------------------------------------
10       Gator Network                                              36,201

(a) Please see important footnotes on page 4 which explain and qualify the USA pro forma figures in this column.

(b)  Source: CSFB equity research report dated 1/24/03.

(c) Source: Thomas Weisel Partners equity research report dated 1/7/03 for eBay and 2/13/03 for Yahoo!.

(d)  Reflects anticipated performance.

(e) Source: comScore Media Metrix, February 2003. Data for USA is from a comScore Media Metrix unranked custom entity report defined by USA, representing combined home/work unduplicated reach for all of USA's subsidiaries, and is compared to the comScore Media Metrix Top 100 Properties list.

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                      11
As filed with the Securities and Exchange Commission on March 19, 2003.

USA VS. EBAY                                                              [LOGO]
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($ IN MILLIONS)

                                            USA

                                         PRO FORMA (A)             EBAY(B)
                                         -------------             -------

 2002 GROSS TRANSACTION VALUE(C)          $12,903                 $14,868
 2003E ESTIMATES
 ---------------

 Revenue                                   $6,008                  $1,979
 FREE CASH FLOW                              $811(D)                 $459
 PEG RATIO(E)
 ------------

 Price / 2003E Adjusted EPS                  35.3x                   65.7x
 2002PF-2003E Adjusted EPS Growth              64%                     54%
 PEG RATIO(E)                                 0.6X                    1.2X




(a) Please see important footnotes on page 4 which explain and qualify the USA pro forma figures in this column.

(b)  Source: Thomas Weisel Partners equity research report dated 1/7/03.

(c) USA gross transaction value based on USA earnings release dated February 6, 2003. eBaygross transaction value reflects gross merchandise sales.

(d) Free Cash Flow is defined as Net Cash Provided by Operating Activities, less capital expenditures, other investments relating to operations and preferred dividends paid. Free Cash Flow also includes cash received and tax payments related to the VUE securities. Free Cash Flow includes cash distributions of 3.6% of the face value of the VUE Class B preferred interest and assumes in 2003 the receipt of $29.2 million in tax distributions relating to the VUE preferred interests, which tax distributions are currently the subject of dispute between USA and Vivendi. The tax distributions assume there is sufficient income at VUE and a tax rate of 40%. Estimated tax payments of $100-$125 million in 2003 related to the sale of USA Broadcasting to Univision which closed in August 2001 are included in discontinued operations and accordingly have no impact on net cash from operations or free cash flow.

(e) Reflects current share price divided by 2003E adjusted EPS divided by 2002PF-2003E adjusted EPS growth.

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                      12
As filed with the Securities and Exchange Commission on March 19, 2003.

Simplifying USA's Structure                                               [LOGO]

[    ] Pro forma for the transaction, USA's stock will capture 95% of the value of USA's operating subsidiaries


                         USA Ownership of Operations(a)


--------------------------------------------------------------------------------
    May 31, 2002          March 18, 2003
Pre-Original Buy-in     Post-Ticketmaster              Pro Forma For Expedia
  Announcement(b)         Acquisition (c)                     Buy-in(d)
----------------- ------ ------------------ -------- --------------- --------
Owned by USA      77%    Owned by USA       81%      Owned by USA       95%
----------------- ------ ------------------ -------- --------------- --------
----------------- ------ ------------------ -------- --------------- --------
Publicly-Held     23%    Publicly-Held      19%      Publicly-Held       5%
----------------- ------ ------------------ -------- --------------- --------


(a)  Value owned by USA reflects market capitalization of USA.

(b) Publicly-held share reflects the market capitalization of the fully diluted minority ownership in Ticketmaster, Expedia and Hotels.com.

(c) Publicly-held share reflects the market capitalization of the fully diluted minority ownership in Expedia and Hotels.com.

(d) Publicly-held share reflects the market capitalization of the fully diluted minority ownership in Hotels.com.

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                      13
As filed with the Securities and Exchange Commission on March 19, 2003.

Improving Access to Cash Flow                                             [LOGO]
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[    ] The transaction will give USA full access to Expedia's substantial cash flow



                          SOURCES OF USA 2003E EBITA(A)
                               100% = $751 MILLION

               --------------------------------------- ----------
                           Wholly-Owned operations 49%
               --------------------------------------- ----------
               --------------------------------------- ----------
                                   Expedia 29%
               --------------------------------------- ----------
               --------------------------------------- ----------
                                 Hotels.com 22%
               --------------------------------------- ----------

(a)  Based on USA budget released on February 6, 2003.

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                      14
As filed with the Securities and Exchange Commission on March 19, 2003.

Pro Forma USA Travel Concentration                                        [LOGO]

--------------------------------------------------------------------------------
($ IN MILLIONS)

[    ] Transaction moderately increases USA travel concentration

[    ] USA will continue to be a balanced company, growing both organically and through targeted acquisitions into new verticals

------------------------------------------------------------------------ -------

                                                CURRENT(A)       PRO FORMA(B)
                                               ------------    ----------------
USA FULLY DILUTED MARKET CAPITALIZATION(C)         $14,055         $17,365

Value of USA Fully Diluted Stake in Hotels.com(c)   $2,076          $2,076
Value of USA Fully Diluted Stake in Expedia(c)      $2,757          $5,135
Value of USA Stake Interval International(d)          $533            $533
Value of USA Stake in TV Travel Shop(e)               $100            $100
                                               ------------    ----------------
      USA EQUITY VALUE IN TRAVEL                    $5,466          $7,844
      AS % OF TOTAL EQUITY VALUE                     38.9%           45.2%

      ------------------------------------------------------- ----------------
      % INCREASE IN TRAVEL EXPOSURE                                   6.3%
      ------------------------------------------------------- ----------------

(a) CURRENT DATA REFLECTS PUBLIC MARKET VALUES AS OF MARCH 18, 2003, UNLESS OTHERWISE NOTED.

(b)  PRO FORMA VALUES REFLECT EXPEDIA TRANSACTION ASSUMING CURRENT MARKET
     VALUES.

(c) FULLY DILUTED OWNERSHIP OF PUBLIC SUBSIDIARIES AND FULLY DILUTED USA SHARES ARE COMPUTED UNDER THE TREASURY METHOD ASSUMING THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON OPTION (VESTED AND UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS POTENTIALLY OBTAINABLE FROM THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS AND WARRANTS (WHERE APPLICABLE), ARE USED TO REPURCHASE COMMON STOCK.

(d)  INTERVAL INTERNATIONAL VALUE BASED ON PURCHASE PRICE.

(e)  TV TRAVEL SHOP VALUE BASED ON PURCHASE PRICE.

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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                      15
As filed with the Securities and Exchange Commission on March 19, 2003.

NOTES ON FORWARD-LOOKING STATEMENTS                                       [LOGO]


--------------------------------------------------------------------------------
This supplemental information contains forward-looking statements relating to possible or assumed future results of USA. It refers to the USA budget released on February 6, 2003. The data contained herein is as of the February 6, 2003 budget, other than as specifically mentioned herein. The budgeted and outlook data is not being reconfirmed or updated herein. These forward-looking statements are subject to risks and uncertainties that could cause future results to materially differ. These risks and uncertainties are described in USA's Securities and Exchange Commission filings. Any statements non factual in nature constitute forward-looking statements which are made as of the date this information was initially released, and in all cases, this information is subject to change without notice. USA undertakes no obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events or for any other reason. These statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be completed in the future, other than as specifically mentioned herein.
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READ IMPORTANT FOOTNOTES AND DISCLAIMERS                                      16
As filed with the Securities and Exchange Commission on March 19, 2003.